SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 30, 1999

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950



                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 1999 and December 31, 1998.

     Statement of Changes in Net Assets Available for Plan Benefits for the Period January 1, 1999 through December 30, 1999.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 1999.

     Schedule II - Reportable Transactions for the Period January 1, 1999 through December 30, 1999.


                                     Exhibit
                                     -------

Designation                Description                       Method of Filing
-----------                -----------                       ----------------

Exhibit 23      Consent of PricewaterhouseCoopers LLP    Filed with this Report.




                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                       TAX-EFFICIENT SAVINGS PLAN FOR
                                       HOURLY EMPLOYEES

                                     By: /s/Sheryl Herrick
                                        ----------------------------------
                                        Sheryl Herrick, Chairperson
                                        Tax-Efficient Savings Plan
                                        for Hourly Employees Committee



June 26, 2000

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23            Consent of PricewaterhouseCoopers LLP

                               Ford Motor Company
                           Tax-Efficient Savings Plan
                              for Hourly Employees
                    Report on Audits of Financial Statements
                           and Supplemental Schedules
                     For the Period January 1, 1999 Through
                      December 30, 1999 and the Year Ended
                               December 31, 1998

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Contents
-------------------------------------------------------------------------------

                                                                           Pages

Report of Independent Accountants..............................................1


Financial Statements
Statement of Net Assets Available for Plan Benefits
 as of December 30, 1999 and December 31, 1998.................................2

Statement of Changes in Net Assets Available for Plan
Benefits for the period January 1, 1999 through December 30, 1999..............3

Notes to Financial Statements...............................................4-10


Additional Information
Schedule I - Schedule of Assets Held for Investment Purposes
 as of December 30, 1999...................................................11-12

Schedule II - Reportable Transactions for the Period January 1, 1999
 Through December 30, 1999....................................................13

                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") at December 30, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for the period January 1, 1999 through December 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 14, 2000

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Net Assets Available for Plan Benefits
as of December 30, 1999 and December 31, 1998
-------------------------------------------------------------------------------

                                                                                 1999                  1998
Assets
Investments, at fair value                                                    $ 4,600,340,303      $ 4,270,004,586
Loan funds receivable                                                             206,653,586          176,558,128
                                                                              ---------------      ---------------

      Total assets                                                            $ 4,806,993,889      $ 4,446,562,714
                                                                              ---------------      ---------------

Liabilities and Plan Equity

Employee stock ownership plan, loan payable                                   $    65,896,517      $    31,883,560
Employee stock ownership plan, interest payable                                       167,084              196,151
                                                                              ---------------      ---------------
      Total liabilities                                                            66,063,601           32,079,711
                                                                              ---------------      ----------------

      Net assets available for plan benefits                                  $ 4,740,930,288      $ 4,414,483,003
                                                                              ---------------      ---------------

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Plan Benefits
For the Period January 1, 1999 through December 30, 1999
-------------------------------------------------------------------------------

                                                                                                    Participant-
                                                                                                   Directed Funds
Additions
    Addition to net assets attributed to
      Investment income
        Net appreciation (depreciation) in fair value of investments                               $  (26,355,224)
        Interest and dividends                                                                         191,586,573
                                                                                                   ---------------
                                                                                                       165,231,349
      Contributions
        Employee contributions                                                                         345,448,420

      Other additions
        Loan repayment (principal)                                                                               -
        Loan repayment (interest)                                                                       14,294,016
        Transfers in from other plans                                                                            -
                                                                                                   ---------------
                                                                                                        14,294,016
                                                                                                   ---------------
      Total additions                                                                                  524,973,785

Deductions
    Deductions from net assets attributed to
      Withdrawal of participants' accounts                                                           (187,064,660)
      Net transfers between funds                                                                                -
      Loan funds transferred (out) in                                                                            -
      Administrative expenses                                                                            (150,643)
      Interest expense                                                                                 (1,474,239)
      Transfers out to other plans                                                                     (9,836,958)
                                                                                                   ---------------
      Total deductions                                                                               (198,526,500)

      Net increase                                                                                     326,447,285
                                                                                                   ---------------
Net assets available for benefits
    Beginning of year                                                                                4,414,483,003
                                                                                                   ---------------

    End of year                                                                                    $ 4,740,930,288
                                                                                                   ---------------


The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

     1.   Description of the Plan

          The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

          Type and purpose of the plan
          The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

          Eligibility and vesting
          Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100% immediately in the Plan.

          Contributions
          Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 25% of their eligible wages. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such contributions are excluded from participants' taxable income.

          Participant accounts
          Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Administrative fees totaled approximately $24,400 and $64,600 for the period January 1, 1999 through December 30, 1999 and for the year ended December 31, 1998. Per the plan agreement, certain fund options charge redemption fees on transfers of funds which are paid by the participants. These redemption fees are charged to the individual participant account fund assets. The fees totaled approximately $124,000 and $31,000 for the period January 1, 1999 through December 30, 1999 and for the year ended December 31, 1998, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Distributions
          Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     1.   Description of the Plan (continued)

          Investment options and participation
          Participant contributions are invested in accordance with the participant's election in one or more of several investment options. The types of investment options, and the number of participants in each option at December 30, 1999, are as follows:

                                                                    Participants

          Ford Stock Fund                                               67,004
          Interest Income Fund                                          35,359
          Common Stock Fund                                             18,384
          Other                                                        104,887

          The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

          The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations. During 1999 and 1998, the Plan entered into five benefit-responsive investment contracts with various companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

          There were no reserves against contract value for credit risk of the contract issuer or otherwise during 1999 or 1998. The average yield and crediting interest rates were approximately 5.73% for 1999 and 6.4% for 1998. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

          The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

          Details  of  investments  held at  December 30,  1999 are set forth in
          Schedule I - Schedule of Assets Held for Investment Purposes.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     1.   Description of the Plan (continued)

          Transfer of assets
          The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers from the Stable Value Income Fund.

          Loans
          The Plan permits loans to participants with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

          Employee stock ownership plan
          The Plan operates, in part, as a leveraged employee stock ownership plan (ESOP) and is designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

          The Plan purchased Company common shares using the proceeds of a loan from the Company and held the shares in an ESOP trust account established under the Plan. The borrowings are to be repaid quarterly over the period ended December 3, 2001.

          As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employee accounts. The shares vest fully upon allocation. The borrowings are collateralized by the unallocated shares of stock.

     2.   Summary of Significant Accounting Policies

          Basis of accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.

          Investments
          The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

          Contributions
          Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

          Payment of benefits
          Benefits are recorded when paid.

          Use of estimates in the preparation of financial statements
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     2.   Summary of Significant Accounting Policies (continued)

          Risks and uncertainties
          The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

          Other
          Purchases  and sales of  investments  are  reflected  on a  trade-date
          basis.   Realized  gains  and  losses  on  sales  of  investments  are determined using specific identification.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     3.   Investments

          The following present investments that represent 5% or more of the Plan's net assets.

                                                                           December 30,           December 31,
                                                                               1999                   1998

          Interest Income Fund                                               $   688,033,731        $   721,359,594
          Ford Stock Fund                                                      2,520,898,764          2,499,694,864
          Common Stock Fund                                                      379,230,885            307,444,900


          The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 1999, the Plan's investments depreciated in value by $26,355,224 as follows:

          Mutual funds                                                                             $ 104,175,617
          Common stock                                                                              (213,769,539)
          Common and commingled trust fund                                                            83,238,698
                                                                                                    -------------

                                                                                                    $(26,355,224)
                                                                                                    -------------


     4.   Plan Amendment

          During 1999, the year-end was amended from December 31 to December 30. The Plan was also amended to allow participants to contribute to the Plan on an after-tax basis, effective January 1, 2000.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

     5.   Employee Stock Ownership Plan

          Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time including all shares allocated to participants' accounts and shares held in an ESOP suspense account are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

          The Plan obtained loans from the Company to purchase shares of company stock for quarterly allocation. The following summarizes the loans taken out by the Plan:


                               Original                       Total        Number of      Date of
                              principle      Interest       quarterly      quarterly       first
          Date of Loan         balance        rate           payments       payments      payment
          12/17/99            $ 65,896,517   6.52%          $ 8,838,000         8           03/01/00
          11/25/98               3,440,957   5.00%              706,192         5           12/01/98
          08/27/98              14,048,255   5.72%            2,427,802         6           09/01/98
          12/30/97              38,190,886   8.50%            5,212,722         8           08/02/98


          All of the loans matured on December 1, 1999 except the loan dated December 17, 1999, which matures December 3, 2001.

          The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. As of December 30, 1999 and December 31, 1998, the share activity is as follows:


                                                            1999                                1998

                                                Allocated        Unallocated         Allocated        Unallocated

          Ford Motor Company common shares
          Number of shares                          695,708          362,500              439,967           682,755
          Cost                                  $32,163,944      $18,770,859         $ 19,998,557      $ 31,468,010


          Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

     5.   Employee Stock Ownership Plan (continued)

          The following highlights certain ESOP activity:


                                                                                                        1999
                                                                                                    loan activity

          Units purchased with loan cash                                                               1,058,208
          Cost of units purchased with loan cash                                                    $ 50,934,803
          Loan principal paid                                                                         31,883,560
          Loan interest paid and accrued                                                               1,670,389

     6.   Tax Status

          The Internal Revenue Service has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     7.   Plan Termination

          The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.

     8.   Other

          Differences between the data shown on Pages 2 and 3 of this report and the 1999 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

          As of December 31, 1999, the Associates Stock Fund was closed.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------
     9.   Subsequent Events

          During April 2000, the Board of Directors of the Company approved the Value Enhancement Plan. This plan allows Ford shareholders to exchange their current Ford common and Class B shares for new Ford common and Class B shares. In addition, shareholders will have the right to receive either $20 cash per share or the equivalent value in new Ford common shares or a combination of cash and new Ford shares. The total cash distribution will be limited to $10 billion. This action is subject to review by the Securities and Exchange Commission and shareholder approval. This plan is expected to be completed during the summer of 2000.

          In addition, during April 2000, the Board of Directors of the Company also approved an independence plan for Visteon Corporation whereby the Company will distribute its 100% interest in Visteon to Ford common and Class B shareholders. Shareholders will receive a distribution of Visteon stock on June 28, 2000 based on the number of Ford shares they own and the total number of Ford shares outstanding on June 28, 2000. The Board of Directors also declared a dividend in cash on shares of the Company's stock held in certain employee savings plans. This cash distribution will be equal, on a per share basis, to the value of Visteon stock to be distributed to other shareholders.


Ford Motor Company Tax-Efficient                                                    Additional Information
Savings Plan for Hourly Employees                                                               Schedule I
Form 5500, Schedule H, Line 4i -
Schedule of Assets Held for Investment Purposes
As of December 30, 1999
----------------------------------------------------------------------------------------------------------

(a)               (b)                                (c)                            (d)            (e)

         Identity of issuer,                Description of investment
         lessor, borrower or                including maturity date,
         Similar party                      rate of interest, collateral,
                                            Par or maturity value                  Cost**    Current value

*       Fidelity Investments     Interest Income Fund, 688,033,731 units           $         $ 688,033,731
*       Fidelity Investments     T. Rowe Price Spectrum Growth Fund,
                                 167,557 units                                                   2,945,655
*       Fidelity Investments     Scudder International Fund, 69,366 units                        4,907,663
*       Fidelity Investments     Vanguard LifeStrategy Conservative
                                 Growth Fund, 79,212 units                                       1,196,900
*       Fidelity Investments     T. Rowe Price Spectrum Income Fund,
                                 171,233 units                                                   1,835,615
*       Fidelity Investments     Scudder International Bond Fund, 53,945 units                     529,201
*       Fidelity Investments     Vanguard LifeStrategy Moderate
                                 Growth Fund, 122,668 units                                      2,227,655
*       Fidelity Investments     T. Rowe Price New Horizons Funds, 600,526 units                16,292,269
*       Fidelity Investments     Scudder Global Fund, 43,417 units                               1,353,297
*       Fidelity Investments     Vanguard LifeStrategy Growth Fund,
                                 203,984 units                                                   4,359,128
*       Fidelity Investments     T. Rowe Price International Stock Fund,
                                 425,478 units                                                   8,071,317
*       Fidelity Investments     Scudder Global Discovery Fund, 52,197 units                     1,842,016
*       Fidelity Investments     Vanguard 500 Index Fund, 722,820 units                         97,501,223
*       Fidelity Investments     T. Rowe Price International Discovery
                                 Fund, 220,635 units                                             8,103,908
*       Fidelity Investments     Scudder Income Fund, 110,009 units                              1,349,813
*       Fidelity Investments     Vanguard Value Index Fund, 264,053 units                        6,012,486
*       Fidelity Investments     T. Rowe Price New Asia Fund, 1,005,958 units                   10,069,640
*       Fidelity Investments     Scudder Growth and Income Fund, 359,259 units                   9,527,536
*       Fidelity Investments     Vanguard Growth Index Fund, 1,324,900 units                    52,161,294
*       Fidelity Investments     T. Rowe Price High Yield Fund, 462,193 units                    3,669,815
*       Fidelity Investments     Scudder Greater Europe Growth Fund,
                                 466,997 units                                                  16,611,087
*       Fidelity Investments     Vanguard Explorer Fund, 36,834 units                            2,491,421
*       Fidelity Investments     T. Rowe Price New Era Fund, 80,691 units                        1,735,661
*       Fidelity Investments     Scudder Japan Fund, 869,234 units                              14,220,670
*       Fidelity Investments     Vanguard International Value Find, 43,546 units                 1,268,509
*       Fidelity Investments     T. Rowe Price Latin American Fund, 417,940 units                4,517,927
*       Barclays Global Investors Bond Fund, 1,181,936 units                                    17,941,793
*       Ford Motor Company       Ford Stock Fund, 149,342,344 units                          2,520,898,764
*       Comerica Bank, N.A.      Common Stock Fund, 4,975,477 units                            379,230,885
*       Ford Motor Company       Associates Stock Fund, 167,865 units                            2,045,055
*       Fidelity Investments     Fidelity Funds, 595,836 units                                  25,275,349
*       Fidelity Investments     Fidelity Puritan Fund, 467,102 units                            8,865,594
*       Fidelity Investments     Fidelity Trend Fund, 23,594 units                               1,679,862
*       Fidelity Investments     Fidelity Magellan Fund, 931,400 units                         126,735,538
*       Fidelity Investments     Fidelity Contrafund, 2,140,581 units                          127,664,264
*       Fidelity Investments     Fidelity Equity-Income Fund, 373,281 units                     19,836,137
*       Fidelity Investments     Fidelity Growth Company Fund, 699,911 units                    58,841,524
*       Fidelity Investments     Fidelity Investment Grade Bond Fund,
                                 412,150 units                                                   2,847,958
*       Fidelity Investments     Fidelity Growth and Income Portfolio,
                                 2,024,123 units                                                95,255,208
*       Fidelity Investments     Fidelity Value Fund, 241,542 units                             10,417,714
*       Fidelity Investments     Fidelity Government Income Fund, 350,140 units                  3,284,310
*       Fidelity Investments     Fidelity Retirement Growth Fund, 652,552 units                 16,744,481


Ford Motor Company Tax-Efficient                                                    Additional Information
Savings Plan for Hourly Employees                                                               Schedule I
Form 5500, Schedule H, Line 4i -
Schedule of Assets Held for Investment Purposes
As of December 30, 1999
----------------------------------------------------------------------------------------------------------

(a)               (b)                                (c)                            (d)            (e)

         Identity of issuer,                Description of investment
         lessor, borrower or                including maturity date,
         Similar party                      rate of interest, collateral,
                                            Par or maturity value                  Cost**    Current value

*       Fidelity Investments     Fidelity Overseas Fund, 191,544 units             $        $    9,163,472
*       Fidelity Investments     Fidelity Europe Fund, 183,926 units                             6,864,134
*       Fidelity Investments     Fidelity Pacific Basin Fund, 292,116 units                      8,380,801
*       Fidelity Investments     Fidelity Real Estate Investment Portfolio Fund,
                                 181,340 units                                                   2,654,823
*       Fidelity Investments     Fidelity Balanced Fund, 238,403 units                           3,652,341
*       Fidelity Investments     Fidelity International Growth and Income Fund,
                                 101,676 units                                                   3,047,215
*       Fidelity Investments     Fidelity Capital Appreciation Fund, 244,919 units               7,252,038
*       Fidelity Investments     Fidelity Canada Fund, 20,676 units                                403,595
*       Fidelity Investments     Fidelity Utilities Fund, 468,158 units                         11,952,077
*       Fidelity Investments     Fidelity Asset Manager, 385,601 units                           7,071,917
*       Fidelity Investments     Fidelity Worldwide Fund, 216,583 units                          4,292,669
*       Fidelity Investments     Fidelity Stock Selector, 400,793 units                         12,729,194
*       Fidelity Investments     Fidelity Asset Manager Growth, 491,593 units                    9,615,561
*       Fidelity Investments     Fidelity Asset Manger Income, 191,570 units                     2,331,411
*       Fidelity Investments     Fidelity Dividend Growth Fund, 1,904,959 units                 54,977,121
*       Fidelity Investments     Fidelity New Markets Income Fund, 217,588 units                 2,397,823
*       Fidelity Investments     Fidelity Global Balanced Fund, 18,747 units                       378,128
*       Fidelity Investments     Fidelity Small Capital Selector Fund, 408,952 units             6,473,713
*       Fidelity Investments     Fidelity International Bond Fund, 27,575 units                    238,797
*       Participant Loans        Participant loans, interest rates varying from                206,653,586
                                 6 to 11 percent                                            --------------
                                                                                            $4,740,930,288
                                                                                            --------------

Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1999. Current values also include interest and dividends receivable.

*Denotes party-in-interest
**Not required per Department of Labor Reporting



Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees                                           Additional Information
Form 5500 - Schedule H, Line 4j - Schedule of Reportable Transactions*                                                  Schedule II
For the period January 1, 1999 through December 30, 1999
-------------------------------------------------------------------------------
*This schedule is only required for nonparticipant-directed transactions.
All investments in the Plan are participant-directed.


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